UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AmpliPhi Biosciences Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03211P103

(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
(540) 633-7900

Copy to:
Intrexon Corporation
Attention:  Legal Department
20374 Seneca Meadows Parkway
Germantown, Maryland 20876
(301) 556-9809

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03211P103	13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
46,785,712

	6	SHARED VOTING POWER
24,000,000

	7	SOLE DISPOSITIVE POWER
46,785,712

	8	SHARED DISPOSITIVE POWER
24,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,785,712

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 03211P103	13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
46,785,712

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
46,785,712

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,785,712

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 03211P103	13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NRM VII HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
VIRGINIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
46,785,712

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
46,785,712

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,785,712

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 03211P103	13G	Page 5 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
VIRGINIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03211P103	13G	Page 6 of 9

Item 1.

(a)	Name of Issuer AmpliPhi Biosciences Corporation

(b)	Address of Issuer’s Principal Executive Offices 4870 Sadler Road, Suite 300, Glen Allen, Virginia 23060

Item 2.

(a)	Name of Person Filing

This joint statement on Schedule 13G is being filed by Randal J. Kirk (“Mr. Kirk”), Third Security, LLC (“Third Security”), NRM VII Holdings I, LLC (“NRM VII Holdings”) and Intrexon Corporation (“Intrexon”).  Mr. Kirk, Third Security, NRM VII Holdings and Intrexon are collectively referred to herein as the “Reporting Persons.”

(b)	Address of the Principal Office or, if none, residence

The principal business office of Mr. Kirk and NRM VII Holdings is Third Security, LLC, 1881 Grove Avenue, Radford, VA 24141.

The principal business office of Third Security is 1881 Grove Avenue, Radford, VA 24141.

The principal business office of Intrexon is 20374 Seneca Meadows Parkway, Germantown, MD 20876.

(c)	Citizenship

Mr. Kirk is a citizen of the United States.  Third Security is a limited liability company organized under the laws of the Commonwealth of Virginia.  NRM VII is a limited liability company organized under the laws of the Commonwealth of Virginia.  Intrexon is a corporation organized under the laws of the Commonwealth of Virginia.

(d)	Title of Class of Securities

Common Stock (“Common Stock”)

(e)	CUSIP Number

03211P103

CUSIP No. 03211P103	13G	Page 7 of 9

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

(a) - (c) See Items 9 and 11 of the cover pages to this Schedule 13G for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the issuer owned by the Reporting Persons. The percentage ownership is calculated based on 273,869,493 shares of Common Stock issued and outstanding as of October 20, 2014, which consists of 187,159,093 shares of Common Stock and 86,710,410 shares of Common Stock issuable upon conversion of all outstanding shares of Series B Convertible Preferred Stock as of October 20, 2014 (assuming a conversion ratio equal to ten (10) common shares for each share of Series B Convertible Preferred Stock), as disclosed by the issuer in its Prospectus dated December 29, 2014 and filed on January 5, 2015, increased by 5,357,142 shares of Common Stock issuable upon exercise of warrants held by NRM VII Holdings.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	70,785,712(1)	25.4%	46,785,712	24,000,000	46,785,712	24,000,000
Third Security, LLC(2)	46,785,712(1)	16.8%	46,785,712	--	46,785,712	--
NRM VII Holdings I, LLC	46,785,712(1)	16.8%	46,785,712	--	46,785,712	--
Intrexon Corporation	24,000,000	8.6%	--	24,000,000	--	24,000,000

(1)	Assumes the full exercise of the warrants issued to and held by NRM VII Holdings.

(2)	Mr. Kirk controls Third Security, which is the Manager of an affiliate that manages NRM VII Holdings.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

CUSIP No. 03211P103	13G	Page 8 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Mr. Kirk, Third Security, NRM VII Holdings and Intrexon are filing this Schedule 13G as a group.  Please refer to the Joint Filing Agreement, attached hereto as Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 03211P103	13G	Page 9 of 9

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of February 13, 2015, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon